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                          November 16, 2022

       Shaun Bagai
       Chief Executive Officer
       RenovoRx, Inc.
       4546 El Camino Real, Suite B1
       Los Altos, CA 94022

                                                        Re: RenovoRx, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 10,
2022
                                                            File No. 333-268316

       Dear Shaun Bagai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael Coke, Esq.